SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JANUARY 31, 2007

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Brasil Telecom
Participações S.A.

4th Quarter 2006 Earnings Release

4Q06 Highlights

FINANCIAL

• R$ 4.0 billion in revenues:

     - 4.3% growth over 3Q06

     - 5.1% growth over 4Q05

     - Growth in fixed telephony (1.7%), mobile (22.3%) and data (5.4%) over 3Q06

     - Total revenue in 2006: R$ 15.1 billion (vs. R$ 14.7 billion in 2005)

• R$ 947 million in EBITDA, corresponding to a margin of 34.6%:

     - 4.3% growth over 3Q06

     - 202.7% growth against 4Q05

     - Total EBITDA in 2006: R$ 3,494 vs. R$ 2,709 in 2005

• Net income of R$ 268 million:

     - Net income in 2006: R$ 470 million (vs. -R$ 30 million in 2005)

• R$ 477 million in CAPEX:

     - Total CAPEX in 2006: R$ 1,451 million (vs. R$ 1,978 million in 2005)

4Q06 Highlights

OPERATIONAL

• 3,377 thousand mobile accesses:

     - 52.6% growth against 4Q05

• 12.1% market share in mobile telephony in Region II:

     - 3.4 p.p. growth over 4Q05

• 1,318 thousand broadband accesses in service:

     - 30.0% growth against 4Q05

     - ADSL penetration reached 15.7% of LIS

• Mobile telephony SAC amounted to R$ 123.1:

     - 34.4% reduction against 4Q05

• Mobile telephony ARPU reached R$ 37.0:

     - 36.0% growth against 4Q05

Gross Revenues

• 4.3% growth over 3Q06 and 5.1% over 4Q05

• Mobile telephony subscriber base increased 52.6% against 4Q05

• Revenue increased in all business segments over 3Q06

Gross Revenues (cont.)

Fixed Telephony

• Stricter policy for cancellation of terminals without revenue generation

• ARPU increased by 6.1%

• Cancellation of blocked lines does not impact revenues

• 1.7% growth of gross revenue over 3Q06

Broadband

• 1,318 thousand broadband accesses in service	• ADSL ARPU amounted to R$ 71.4
- 82% market share in Region II	- 3.2% growth over 3Q06
- ADSL penetration reached 15.9% of LIS (1,279 localities)	- 2.5% growth over 4Q05

Mobile Telephony

  3,377 thousand accesses in service by the end of 4Q06
  Market Share reached 12.1% (vs. 8.7% in 4Q05)
  29.4% of post-paid accesses (vs. 31.3% in 4Q05)
  ARPU = R$ 37.0 (vs. R$ 26.4 in 4Q05)
  SAC = R$ 123.1 (vs. R$ 187.7 in 4Q05)

Operating Costs and Expenses

• R$ 1,794 million in operating costs and expenses:

     - 4.3% increase over 3Q06

     - 21.3% reduction against 4Q05

• Level change from 2005 to 2006 reflects the cost reduction program in all company areas

Operating Costs and Expenses (cont.)

Evolution of operating costs and expenses
(R$ billion)	Key Actions

• Personnel expenses reduction
• Centralization of network management centers
• Renegotiation of contracts
• Centralization of call centers structure
• Redesign of operating and IT outsourcing model
• Communication and marketing expenses reduction
• Decrease of BrT Mobile’s SAC
• Merger of marketing and commercial structures

EBITDA

• R$ 947 million EBITDA:

     - 4.3% increase over 3Q06

     - 202.7% increase against 4Q05

EBITDA – BrT Mobile

• -R$ 33.8 million EBITDA in 4Q06

• Negatively impacted by the introduction of the Full Bill

     - Full Bill = Anatel’s regulation established that all calls among mobile operators would be billed (previously the calls were only billed if the difference between outgoing and incoming traffic of the operators was superior to 55%)

     - “Full bill” impact of –R$13.2 million in 4Q06

Net Income

• Net income per thousand shares equivalent to R$ 0.7357 for the quarter and R$1.2923 for 2006

• Net income per ADR in BRP equivalent to US$ 1.7206/ADR for 4Q06 and US$3.0223 for the full year

CAPEX

• R$ 477 million CAPEX in 4Q06

Quarterly CAPEX (R$ million)	Key Actions

• Scope reduction in several investments and postponement of others not related to revenue growth

• Rescheduling of expected regulatory obligations

• Renegotiation of supply contracts for equipments with:

     - Centralization of annual purchases
     - Reverse auctions

• Creation of the Investments and Purchases Evaluation Committee

• Stronger currency (external)

CAPEX (cont.)

• R$ 1,451 million CAPEX in the year (vs. R$ 1,978 million in 2005)

Indebtedness

• Total Debt = R$ 5,375.2 million	• 12.0% p.a. cost in 4Q06 (79.6% of Domestic Interbank Rate – “CDI”)
• Net Debt/Shareholders’ Equity = 24.7%	• R$4,063 million in Cash and Equivalents[1]

Comparison Net Debt vs. Total Debt
(R$ million)	Key Actions

• Improving the debt profile - R$ 2.1 billion line of credit with BNDES (disbursed R$800 million in the quarter) - R$ 1.1 billion in debentures

Highlights’ summary

This presentation contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates“, "believes“, "estimates“, "expects“, "forecasts“, "intends“, "plans“, "predicts“, "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

Brasil Telecom
Participações S.A.

4th Quarter 2006 Earnings Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2007

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.